Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

Reynolds Blue Chip Fund

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$34.2	Initial IRA:	$1000
(as of 12/31/06)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 12/31/06)		Cumulative Total Return (as of 12/31/06)
	Return		Return
Year to Date	+1.37%
1 Year	+1.37%	1 Year	+1.37%
3 Year	(1.15)%	3 Year	(3.41)%
5 Year	(2.77)%	5 Year	(13.09)%
10 Year	+2.56%	10 Year	+28.75%
Life of Fund	+6.95%	Life of Fund	+244.05%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Total Return	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%	+50.9%	+54.1%	+31.4%
Capital Gains	0	0	0	0	0	0	0	0.0052	0.6495	0.3781
Dividends	0	0	0	0	0	0	0	0.0080	0	0.0080
Total Assets ($millions)	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7	$589.7	$171.6	$60.53
Value $10,000	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742	$81,754	$54,149	$35,134
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio: 2.01%
(as of 09/30/06)
	Asset Allocation
Date	12/31/06	09/30/06	06/30/06	03/31/06	12/31/05
Equities	70.28%	68.57%	71.03%	99.42%	98.29%
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%
Cash	29.72%	31.43%	28.97%	0.58%	1.71%

Turnover Rate: 280.9%
(as of 09/30/06)

Top Ten Holdings		Industry Weighting
(as of12/31/06)		(as of 12/31/06)
Google Inc.	2.62%	Financial Services	9.23%
Merrill, Lynch and Co.	2.58%	Retail-Specialty	7.63%
Apple Computer, Inc.	2.23%	Retail Stores	4.63%
Goldman Sachs Grp., Inc.	1.46%	Computer & Peripherals	4.10%
Nordstrom, Inc.	1.44%	Wireless Communication	3.78%
Boeing Co.	1.17%	Energy-Services	3.24%
Best Buy Co., Inc.	1.15%	Airlines/Aerospace	3.01%
IBM Corp.	1.14%	Internet Info Providers	2.62%
J.C. Penny Co., Inc.	1.13%	Services	2.45%
Morgan Stanley	1.07%	Recreation	2.30%

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund

REYNOLDS OPPORTUNITY FUND

The Reynolds Opportunity Fund invests in “blue chip” growth companies in addition to emerging growth companies. A long-term investment in the Reynolds Opportunity Fund should be a good complement to a long-term investment in the Reynolds Blue Chip Growth Fund and the Reynolds Fund.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term capital appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	ROPPX	Initial:	$1000
Inception Date:	1/30/92	Subsequent:	$100
Net Assets in Millions:	$8.8	Initial IRA:	$1000
(as of 12/31/06)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 12/31/06)		Cumulative Total Return (as of 12/31/06)
Year to Date	+0.96%
1 Year	+0.96%	1 Year	+0.96%
3 Year	(4.35)%	3 Year	(12.50)%
5 Year	(2.19)%	5 Year	(10.48)%
10 Year	+2.19%	10 Year	+24.13%
Life of Fund	+4.67%	Life of Fund	+97.51%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999	1998
Total Return	+0.96	(9.95)%	(3.76)%	+76.8%	(42.1)%	(31.1)%	(31.8)%	+71.6%	+59.1%
Capital Gains	3.5969	0.0300	1.3048	0.7362	0	0.0414	0.5628	0.1048	0.5036
Dividends	0	0	0	0	0	0	0	0	0
Total Assets ($millions)	$8.9	$11.4	$19.4	$31.4	$14.2	$35.8	$75.5	$122.9	$47.10
Value $10,000	$19,751	$19,563	$21,724	$22,573	$12,765	$22,065	$32,034	$49,783	$29,015
invested on 01/30/92

Operations Data
Front end Load: None
Redemption Fee: None
Maximum Sales Charge: None
Expense Ratio: 1.99%
 (as of 09/30/06)

	Asset Allocation
Date	12/31/06	09/30/06	06/30/06	03/31/06	12/31/05
Equities	75.85%	80.80%	80.17%	100.00%	98.27%
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%
Cash	24.15%	19.20%	19.83%	0.0%	1.73%

Turnover Rate: 185.6%
(as of 09/30/06)
Top Ten Holdings		Industry Weighting
(as of 12/31/06)		(as of 12/31/06)
Redback Networks Inc.	3.11%	Financial Services	8.25%
Red Hat, Inc.	2.35%	Retail-Specialty	7.43%
Research in Motion Ltd.	2.17%	Computer & Peripherals	5.67%
Merrill Lynch & Co., Inc.	2.11%	Internet Software & Ser	5.46%
GigaMedia, Ltd.	2.10%	Wireless Communication	5.16%
Google Inc.	2.09%	Apparel	4.72%
Apple Computer, Inc.	1.92%	Retail Stores	4.41%
Morgan Stanley	1.85%	Semiconductors	4.26%
Brightpoint, Inc.	1.60%	Communication Equipment	3.20%
China Life Insurance Co., Ltd.	1.53%	Restaurants	3.03%

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund	Reynolds Fund The Reynolds Fund is a general stock fund that owns companies of all types and sizes.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	REYFX	Initial:	$1000
Inception Date:	09/30/99	Subsequent:	$100
Net Assets in Millions:	$9.8	Initial IRA:	$1000
(as of 12/31/06)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data
Average Annual Total Return (as of 12/31/06)		Cumulative Total Return (as of 12/31/06)
	Return		Return
Year to Date	+5.37%
1 Year	+5.37%	1 Year	+5.37%
3 Year	(5.95)%	3 Year	(16.81)%
5 Year	+1.38%	5 Year	+7.09%
10 Year	N/A	10 Year	N/A
Life of Fund	(7.04)%	Life of Fund	(41.10)%

	Calendar Year End Data
Year	2006	2005	2004	2003	2002	2001	2000	1999
Total Return	+5.37%	(19.10)%	(2.40)%	+121.9%	(42.0)%	(33.4)%	(40.7)%	+39.3%
Capital Gains	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0.3759	0.4230	0.4642
Total Assets ($millions)	$9.8	$16.9	$39.6	$47.7	$11.0	$28.2	$42.2	$46.1
Value $10,000	$5,890	$5,590	$6,910	$7,080	$3,190	$5,500	$8,260	$13,930
invested on 09/30/99

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio: 2.79%
 (as of 09/30/06)
	Asset Allocation
Date	12/31/06	09/30/06	06/30/06	03/31/06	12/31/05
Equities	73.98%	82.96%	81.29%	125.23%	121.30%
Preferred Stock	0.0%	0.0%	0.0%	0.0%	0.0%
Cash	26.02%	17.04%	18.71%	(25.23%)	(21.30%)

Turnover Rate: 322.4%
(as of 09/30/06)
Top Ten Holdings		Industry Weighting
(as of 12/31/06)		(as of 12/31/06)
Merrill Lynch & Co., Inc.	2.86%	Financial Services	8.03%
Apple Computer, Inc.	2.61%	Retail-Specialty	6.33%
Morgan Stanley	2.50%	Computer & Peripherals	6.21%
China Life Insurance Co., Ltd.	2.07%	Wireless Communication	5.42%
Research In Motion Ltd.	1.96%	Semiconductors	5.01%
NVIDIA Corp.	1.89%	Insurance	3.34%
Google Inc.	1.89%	Internet Info Providers	3.17%
Rambus Inc.	1.55%	Energy-Services	3.17%
Yum! Brands, Inc.	1.51%	Restaurants	3.17%
The Walt Disney Co.	1.40%	Communication Equipment	3.00%

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.